January 31, 2009

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549-0213

Re:	Utopia Funds
Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees
(Utopia Funds File No. 811-21798)

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed please find a copy of the financial institution bond (the “Bond”) in favor of Utopia Funds (“Funds”), management investment companies registered under the Investment Company Act of 1940.  I have also enclosed resolutions relating to this Bond of the Board of Directors of the Funds approving the Bond.

The term of the Bond is December 30, 2008 through March 31, 2009, and the premium for the Bond has been paid through March 31, 2009.  The Bond provides fidelity coverage with a $750,000 liability limit.

Please call me at (303) 623-2577 if you have any questions.

Very truly yours,

/s/ Benjamin Lowe

Benjamin Lowe
Assistant Treasurer
Utopia Funds

Enclosures

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

Utopia Funds	05735107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 30, 2008	December 30, 2007 to March 31, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on  March 31, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)

UTOPIA FUNDS RESOLUTIONS

FROM

SPECIAL MEETING OF THE BOARD OF TRUSTEES

December 12, 2008

FURTHER RESOLVED, that giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and term of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolios, the nature and method of conducting the Trust’s operations and the accounting procedures and controls of the Trust, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $750,000 is deemed by the Board of Trustees, including a majority of the Interested Trustees, to be adequate as to amount, type and form and in the best interest of the Trust, and therefore, the appropriate officers of the Trust be, and hereby are, and each hereby is authorized to cause the Trust to obtain a Bond on behalf of the Trust in the amount designated above;

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the Investment Company Act of 1940 (the “1940 Act”), the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g) under the 1940 Act;

FURTHER RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1 under the 1940 Act;

FINALLY RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts in the name of the Trust and on its behalf as they, or any of them, may determine necessary or desirable and proper with the advice of Trust counsel in connection with, or in furtherance of, the foregoing resolutions.